Zencastr, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Zencastr, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Other Matter
The Company had a predecessor entity named Zencastr, LLC, which on June 6th, 2020, transferred its assets and liabilities to Zencastr, Inc., and continues operations strictly as a holding company for the majority shareholder of Zencastr, Inc. See Zencastr, LLC's financial statement review for additional details.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
December 2, 2022
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	933,664	3,042,417
Loan Receivable - Related Party	1,499,998	-
Total Current Assets	2,433,662	3,042,417
TOTAL ASSETS	2,433,662	3,042,417
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	128,878	69,021
Accrued Interest	8,438	2,813
Deferred Revenue	216,403	205,029
Total Current Liabilities	353,718	276,862
Long-term Liabilities		
Notes Payable	150,000	232,000
Total Long-Term Liabilities	150,000	232,000
TOTAL LIABILITIES	503,718	508,862
EQUITY		
Common Stock	60	60
Preferred Stock	14	9
Additional Paid-in Capital	4,502,862	2,939,919
Accumulated Deficit	(2,572,991)	(406,433)
Total Equity	1,929,945	2,533,555
TOTAL LIABILITIES AND EQUITY	2,433,662	3,042,417

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	2,046,473	796,902
Cost of Revenue	584,732	103,100
Gross Profit	1,461,742	693,802
Operating Expenses		
Advertising and Marketing	204,124	21,189
General and Administrative	3,024,764	796,166
General and Administrative - Related Parties	143,025	25,700
Research and Development	332,761	23,867
Total Operating Expenses	3,704,674	866,922
Operating Income (loss)	(2,242,933)	(173,120)
Other Expenses		
Interest Expense	5,625	2,813
Other	-	232,000
Total Other Expenses	5,625	234,812
Other Income		
PPP Loan Forgiveness	82,000	-
Total Other Income	82,000	-
Provision for Income Tax	-	-
Net Income (loss)	(2,166,558)	(407,932)

Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	(2,166,558)	(407,932)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
PPP Forgiveness	(82,000)	-
Deferred Revenue	11,374	205,029
Accrued Interest	5,625	2,813
Accounts Payable	59,857	69,021
Other	-	1,500
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(5,145)	278,362
Net Cash provided by (used in) Operating Activities	(2,171,702)	(129,570)
INVESTING ACTIVITIES		
Loan Receivable - Related Party	(1,499,998)	-
Net Cash provided by (used by) Investing Activities	(1,499,998)	-
FINANCING ACTIVITIES		
Common Stock	-	60
Preferred Stock	5	9
Additional Paid-in Capital	1,562,942	2,939,919
Notes Payable	-	232,000
Net Cash provided by (used in) Financing Activities	1,562,947	3,171,987
Cash at the beginning of period	3,042,417	-
Net Cash increase (decrease) for period	(2,108,753)	3,042,417
Cash at end of period	933,664	3,042,417

Statement of Changes in Shareholder Equity

	Common Stock		Preferred Stock				
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 6/6/2020 (Inception)	-	-	-	-	-	1,500	1,500
Issuance of Stock	6,020,910	60	939,894	9	-	-	69
Additional Paid in Capital	-	-	-	-	2,939,919	-	2,939,919
Net Income (Loss)	-	-	-	-	-	(407,932)	(407,932)
Ending Balance 12/31/2020	6,020,910	60	939,894	9	2,939,919	(406,432)	2,533,555
Issuance of Stock	15,750	-	498,711	5	-	-	5
Additional Paid in Capital	-	-	-	-	1,562,942	-	1,562,942
Net Income (Loss)	-	-	-	-	-	(2,166,558)	(2,166,558)
Ending Balance 12/31/2021	6,036,660	60	1,438,605	14	4,502,862	(2,572,990)	1,929,945

Zencastr, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Zencastr, Inc ("the Company") was formed in Delaware on June 6th, 2020, acquiring assets and liabilities from its predecessor entity named Zencastr, LLC, which continued operations strictly as a holding company for the majority shareholder of Zencastr, Inc. The Company earns revenue using a freemium SaaS/Ad supported model. The Company's platform leverages AI technology to help podcast creators produce, grow, and monetize. The Company's headquarters is in Salt Lake City, UT. The Company's customers are worldwide.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities. The Company had a predecessor entity named Zencastr, LLC, which continued operations strictly as a holding company for the majority shareholder of Zencastr, Inc.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling a subscription service to podcaster creators who are looking to create, grow, and monetize. The Company's payments are generally collected at time of service or initiation of services. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the subscription period which can be one to six months and revenue is recognized over the life of the subscription as performance obligations are satisfied. The company deferred revenue of $205,029 and $216,403 for the years ended 2020 and 2021, respectively, for prepaid subscriptions with remaining performance obligations.

Other Expenses

The Company incurred other expenses of $232,000 in 2020. This amount was the result of the Company assuming the long-term debt on June 6th, 2020, of its predecessor entity Zencastr, LLC, which continued operations strictly as a holding company for the majority shareholder of Zencastr, Inc. The line item consists of an EIDL loan in the amount of $150,000 and a PPP loan in the amount of $82,000.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2020	-	$-
Granted	289,590	$0.19
Exercised	-	$-
Expired/cancelled	(15,750)	$0.19
Total options outstanding, December 31, 2020	273,840	$0.19
Granted	209,763	$0.33
Exercised	(15,750)	$0.33
Expired/cancelled	-	$-
Total options outstanding, December 31, 2021	467,853	$0.24
Options exercisable, December 31, 2021	154,019	$0.24

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2020		
Granted	289,590	$-
Vested	(83,014)	$-
Forfeited	(15,750)	$-
Nonvested options, December 31, 2020	190,826	$-
Granted	209,763	$-
Vested	(86,755)	$-
Forfeited	-	$-
Nonvested options, December 31, 2021	313,834	$-

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Utah. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company loaned a shareholder $499,998 in 2021. The loan accrues interest at 0.12% and is due in 2024. The balance of the loan receivable was $499,998 as of December 31st, 2021.

The Company loaned a shareholder $1,000,000 in 2021. The loan accrues interest at 0.12% and is due in 2024. The balance of the loan receivable was $1,000,000 as of December 31st, 2021. See Note 7 – Subsequent Events for details of loan receivable after December 31st, 2021.

A family member of the CEO oversees the Company's finances and provides leadership support to the Customer Success Team resulting in $48,000 paid out in 2021. The family member was also granted 22,050 options.

A family member of the CPO was hired as a Program Manager resulting in $43,565 paid out in 2021. The family member was also granted 6,778 options.

A family member of the CPO was hired as a Product Designer resulting in $48,436 paid out in 2021. The family member was also granted 6,778 options.

A family member of the CEO was hired to perform admin tasks resulting in $3,034 paid out in 2021.
A family member of the CEO provided office space for free when the Company was initiated and also serves as a business advisor. The family member was granted 6,300 options.

A family member of the CEO provided digital marketing advisory to the Company. The family member was granted 6,300 options.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

As part of the Company acquiring the assets and assuming all liabilities from Zencastr, LLC, the Company assumed an EIDL loan agreement in 2020 totaling $150,000. The loan accrues interest at 3.75% and is due in 2050. The balance of the loan was $150,000 as of December 31st, 2021. There was accrued interest of $8,438 as of December 31st, 2021, in relation to this loan.

As part of the Company acquiring the assets and assuming all liabilities from Zencastr, LLC, the Company assumed a PPP loan agreement in 2020 totaling $82,000. The loan accrued interest at 1%. Management considers any accrued interest in relation to this loan to be negligible and therefore not reflected in the financials herein. The loan was fully paid off in 2021.

See Note 7 – Subsequent Events disclosure for details of SAFE agreements entered into after December 31st, 2021.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	$5,357
2023	$5,357
2024	$5,357
2025	$5,357
2026	$5,357
Thereafter	$123,214

NOTE 6 – EQUITY

The Company has authorized 8,750,000 common shares with a par value of $0.00001 per share. 6,036,660 shares were issued and outstanding as of 2021

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 1,438,605 preferred shares with a par value of $0.00001 per share. 1,438,605 shares were issued and outstanding as of 2021.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of the Series Seed preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31, 2021, no dividends had been declared.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 2, 2022, the date these financial statements were available to be issued.

The Company issued an additional 66,311 common stock options to employees in 2022 as part of its employee equity incentive plan.

The Company issued an additional 8,438 common stock options to an advisor in 2022 as part of its employee equity incentive plan.

The Company underwent a 409A valuation on March 9th, 2022 with a resulting strike price increase from $.33 to $.34 per share.

The loan to shareholder in the amount of $1,000,000 as of December 31st, 2021, has been partially paid off. The balance was $500,000 as of November 30th, 2022.

In 2022, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) totaling $1,176,000 with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at no set discount. Each agreement is subject to a valuation cap. The valuation cap of the agreements entered was $28M.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity realized losses every year since inception, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.